[TO BE TYPED ON THE LETTERHEAD
                          OF TOWER SEMICONDUCTOR LTD.]

                                                             September __, 2002


TO:  Bank Hapoalim B.M.                      Bank Leumi Le-Israel B.M.


Dear Sirs,

Re: FACILITY AGREEMENT DATED JANUARY 18, 2001 BETWEEN BANK HAPOALIM B.M. AND BANK LEUMI LE-ISRAEL B.M., ON THE ONE HAND AND TOWER SEMICONDUCTOR LTD., ON THE OTHER HAND, AS AMENDED BY A LETTER DATED JANUARY 29, 2001, BY A SECOND AMENDMENT DATED JANUARY 10, 2002, BY A LETTER DATED MARCH 7, 2002 AND BY A LETTER DATED APRIL 29, 2002 (THE FACILITY AGREEMENT, AS AMENDED AS AFORESAID, "THE FACILITY AGREEMENT")
     --------------------------------------------------------------------------


1.1. Terms defined in the Facility Agreement shall have the same meanings when used in this letter.

1.2. References herein to clauses and schedules, are to clauses and schedules of the Facility Agreement.

1.3. References herein to paragraphs, are to paragraphs of this letter.

1.4. For the purposes of this letter: (i) "PERMITTED SOURCES" shall mean any of the sources detailed in paragraphs (a)-(e) of clause 16.27.2, as amended pursuant to paragraph 2.4 below; and (ii) "SCHEDULE 4.6 AMOUNTS" shall mean amounts of Paid-in Equity invested in the Borrower or of wafer prepayments under Qualifying Wafer Prepayment Contracts received by the Borrower, in each case, in accordance with the undertakings referred to in clauses 4.6 and 16.27.1 of the Facility Agreement, from the entities referred to in clause 4.6 and otherwise in accordance with Schedule 4.6 and clause 16.27.1 of the Facility Agreement.

2. We hereby confirm that at our request the following amendments shall be made to the Facility Agreement:

2.1. The following new clauses 1.1.103A, 1.1.103B and 1.1.103C, shall be inserted after clause 1.1.103:


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


"1.1.103A    `MEI'            -  means  Matsushita   Electric  Industrial  Co.
                                 Ltd.,  a  company  traded in Japan on the 1st
                                 Section of the Tokyo Exchange Stock Market;

1.1.103B     `MEI AGREEMENT'  -  means    the    Joint     Development     and
                                 Cross-Licence     Agreement    between    the
                                 Borrower and MEI dated May 28, 2002;

1.1.103C     `MEI PROCEEDS'   -  means      unconditional,      non-refundable
                                 payments    (net    of    Taxes,    including
                                 withholding Taxes) actually received by the Borrower from MEI under the MEI Agreement in respect of the development of technology under the MEI Agreement;".

2.2. In clause 5.1.1(ii), in the 18th line, after the words "wafer prepayments (including credits);", there shall be inserted the following:

          "; MEI Proceeds (other than any MEI Proceeds constituting wafer prepayments and which are taken into account as such under this clause
          5.1.1(ii) above) ...."

2.3. In clause 16.1.1(v)(d), the words ", as well as the amounts received in such Quarter by way of MEI Proceeds", shall be inserted at the end thereof after the words "Wafer Prepayments" and Schedule 16.1.1(v)B, shall be amended by: (i) inserting in the last sentence, prior to the words "and the Wafer Prepayments", the following: ", the amounts received by way of MEI Proceeds amounted to US $________ (___________ United States Dollars)"; and
     (ii) inserting in the second sentence prior to the words "and the cumulative amount of the Wafer Prepayments...", the following: ", the cumulative amount received by way of MEI Proceeds amounted to US $________ (_____________ United States Dollars)".

          2.4. Clause 16.27.2 shall be amended to read as follows:

               "16.27.2 procure that there shall have been: (a) invested in the
                    Paid-in Equity of the Borrower, by way of private placement or public offering (including exercise of employee share options or any other warrants issued by the Borrower); and/or (b) received by the Borrower proceeds, net of taxes paid and related expenses, generated from the sale of shares of the Borrower in Saifun, Azalea Microelectronics Corporation, Chip Express Corporation and/or Virage Logic Corporation; provided that, the Borrower shall have undertaken in writing to the Banks to capitalise the amount of such proceeds, which comprises a net capital gain, into Paid-in Equity by way of share issue, by no later than September 30, 2003 (to the extent necessary to satisfy the Borrower's obligations on such date pursuant to the last sentence of this clause 16.27.2) and that such capital gains are recognised as additional paid-up share capital by the Investment Centre in accordance with the terms of the Investment Centre Fab 2 Grants (to the extent necessary to satisfy the Borrower's obligations pursuant to the last sentence of this clause 16.27.2) (such net capital gains, when duly capitalised and recognised as aforesaid, hereinafter `THE RECOGNISED INVESTMENTS'); and/or (c) the Borrower shall have received wafer prepayments (including credits) under Qualifying Wafer Prepayment Contracts; and/or
                    (d) received by the Borrower an amount (net of discounts, but not net of commissions, fees and other issuance costs), in respect of the principal amount of Equity Convertible Debentures (subject to the terms of clause 1.1.118 above); and/or (e) the Borrower shall have received MEI Proceeds (excluding any MEI Proceeds comprising wafer prepayments under Qualifying Wafer Prepayment Contracts which are taken into account under (c) above);


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


               all the above in an aggregate amount of not less than US $144,000,000 (one hundred and forty-four million United States Dollars) to be invested and/or received as aforesaid, as to US $40,000,000 (forty million United States Dollars) (out of which US $40,000,000 (forty million United States Dollars) at least US $20,000,000 (twenty million United States Dollars) shall have been invested or received from the sources detailed in paragraphs
               (a) (excluding investments received from Etgar) and (d) above only), by not later than January 31, 2002, as to US $60,000,000 (sixty million United States Dollars) by not later than April 30, 2002, as to US $80,000,000 (eighty million United States Dollars) by not later thanSeptember 30, 2002, as to US $110,000,000 (one hundred and ten million United States Dollars), by not later than December 31, 2002 and as to the full amount of US $144,000,000 (one hundred and forty-four million United States Dollars), by not later than December 31, 2003 (such amount of US $144,000,000 (one hundred and forty-four million) being in addition to the investment of US $309,990,000 (three hundred and nine million, nine hundred and ninety thousand United States Dollars) to be invested in accordance with clauses 4.5 and 4.6 above (for the purposes of the aforegoing, in the event that the Borrower shall provide to the Banks a binding commitment by Etgar to invest in the Borrower's Paid-in Equity in an amount of US $2,200,000 (two million two hundred thousand United States Dollars), which such investments are, pursuant to such commitment, to be made in accordance with the timetable set out in Schedule 4.6 (pro rata and PARI PASSU with the investments by TIC in accordance with TIC's undertakings as referred to in clause 4.6 above), then, for so long as such investments are made in accordance with such schedule as aforesaid, the aggregate amount of US $2,200,000 (two million two hundred thousand United States Dollars) as aforesaid shall be deemed to have been received on January 31, 2002 and shall comprise Paid-in Equity for all purposes herein);

               provided that, notwithstanding anything to the contrary in this Agreement, the aggregate investments in Paid-in Equity as referred to in clauses 4.5 and 4.6 above, the investments in Paid-in Equity as described above in paragraph (a), the proceeds referred to in paragraph (b) above in respect of which the Borrower shall have given an undertaking with respect to net capital gains as aforesaid, the Equity Convertible Debentures and the MEI Proceeds (excluding any MEI Proceeds comprising wafer prepayments under Qualifying Wafer Prepayment Contracts) shall not be less than US $369,000,000 (three hundred and sixty-nine million United States Dollars) (out of the total investment of US $454,000,000 (four hundred and fifty-four million United States Dollars)) and the Equity Convertible Debentures shall, for the removal of doubt, not exceed US $60,000,000 (sixty million United States Dollars). Accordingly, in the event that at any date for receipt of an investment under Schedule 4.6 it becomes apparent that the amount received by the Borrower in respect of wafer prepayments (including credits) under Qualifying Wafer Prepayment Contracts (it being recorded that all amounts of MEI Proceeds in excess of US $8,000,000 (eight million United States Dollars) in aggregate shall, for this purpose, be deemed to constitute wafer prepayments under Qualifying Wafer Prepayment Contracts as aforesaid) is in excess of US $85,000,000 (eighty-five million United States Dollars), the Borrower shall, within 41/2 (four and-a-half) months of the SDPP, procure that there shall have been invested in the Borrower in Paid-in Equity an amount equal to the excess of such wafer prepayments over US $85,000,000 (eighty-five million United States Dollars) as aforesaid (in addition to all other Paid-in Equity to be invested pursuant to this Agreement).

               The Borrower shall within 7 (seven) days of receipt of each investment, proceeds from the sale of shares, wafer prepayment, payment on account of Equity Convertible Debentures or MEI Proceeds, submit to the Banks a confirmation by the Auditors of each investment in Paid-in Equity, proceeds and net capital gains referred to in paragraph (b) above, wafer payment or payment on account of Equity Convertible Debentures or MEI Proceeds referred to in this clause 16.27.2 above, together, with respect to net capital gains as referred to in paragraph (b) above, with the undertaking by the Borrower to capitalise same as aforesaid. In addition, by no later than September 30, 2003, the aggregate investments in Paid-in Equity as referred to in clauses 4.5 and
               4.6 above and as described above in paragraph (a) above and the Recognised Investments of the Borrower under Schedule 4.6 shall not be less than US $345,000,000 (three hundred and forty-five million United States Dollars);"

2.5. For the purposes of clause 16.27.2 (as amended pursuant to paragraph 2.4 above), notwithstanding anything to the contrary in the Facility Agreement (including in any amendments thereto):


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


     2.5.1. in the event that the Borrower shall fail to comply with its obligations pursuant to clause 16.27.2 to procure that it shall have received by not later than September 30, 2002 from Permitted Sources an aggregate amount of at least US $80,000,000 (eighty million United States Dollars), it being recorded that, in accordance with the certificates of the Auditors (copies of such certificates being attached hereto as ANNEX A), the Borrower has received US $41,223,181 (forty-one million, two hundred and twenty-three thousand, one hundred and eighty-one United States Dollars) from Permitted Sources prior to the date hereof, but shall have received, by not later than September 30, 2002, an aggregate amount from Permitted Sources which equals at least US $76,000,000 (seventy-six million United States Dollars), including MEI Proceeds of at least US $4,950,000 (four million, nine hundred and fifty thousand United States Dollars), then, for the purposes only of clause 16.27.2, subject to the Borrower not having received notice or otherwise having reason to believe that MEI will not fulfill all terms of the MEI Agreement, the Borrower shall be deemed to have complied with its obligations under clause 16.27.2 which are required to be complied with by September 30, 2002; provided that, in the event of the operation of such deeming provision as aforesaid, then, without derogating from the Borrower's other obligations under clause 16.27, the Borrower shall be required to procure that it shall receive, by no later than December 31, 2002, from Permitted Sources, an amount equal at least to the difference between US $80,000,000 (eighty million United States Dollars) and the aggregate amount from Permitted Sources received by it as of September 30, 2002, such difference to be in addition to all other amounts from Permitted Sources which the Borrower is required, under the Facility Agreement, to receive by not later than December 31, 2002. For the removal of doubt, the deeming provision referred to above (if relevant) shall apply only to determine compliance by the Borrower with those obligations of the Borrower under clause 16.27.2 which must be fulfilled by September 30, 2002, and shall not be relevant for any other purpose under the Facility Agreement.

     2.5.2. without derogating from clauses 16.27.1(a) and (b), the Borrower confirms and represents that, in accordance with the certificate of the Auditors (a copy of such certificate being attached hereto as ANNEX B), the Borrower has received, prior to July 31, 2002, Schedule
          4.6 Amounts in respect of the Third Milestone in an aggregate amount of at least US $44,000,000 (forty-four million United States Dollars); and

     2.5.3. all MEI Proceeds in excess of an aggregate amount of US $8,000,000 (eight million United States Dollars) shall be deemed as credits and/or wafer prepayments from Qualifying Wafer Prepayment Contracts in terms of the Facility Agreement.

     2.5.4. for the removal of doubt, Schedule 4.6 Amounts do not constitute Permitted Sources and shall not be taken into account for purposes of clause 16.27.2 (other than as was specifically permitted under the terms of the amendment to the Faciltiy Agreement, dated April 29, 2002, and for that purpose only).

3. We agree that notwithstanding anything to the contrary in the Facility Agreement, the Borrower shall not be entitled to obtain any Advances and Loans during the period from the date of signature of this letter and until the Borrower shall have received from Permitted Sources (other than the Schedule 4.6 Amounts) all of the amounts required by September 30, 2002 pursuant to paragraph 2.5.1 above. Accordingly (for the removal of doubt, with respect to further Advances and Loans, subject to compliance by the Borrower with all the provisions of the Facility Agreement relating to the making available of Advances and Loans (including pursuant to clauses 5.1, 5.2 and 16.27.2 of the Facility Agreement, as amended by this letter) and provided that the Total Outstandings in respect of Advances and Loans only (including, for the removal of doubt, in respect of Advances and Loans made prior to such period) shall at no time exceed the limits prescribed under the Facility Agreement), notwithstanding anything to the contrary in the Facility Agreement (including Schedule 1.1.104), the Total Outstandings in respect of Advances and Loans only (including, for the removal of doubt, in respect of Advances and Loans made prior to such period) shall at no time during any of the periods set out in column A below, exceed the maximum amount set out in column B opposite such period below:


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


                     COLUMN A                                   COLUMN B
------------------------------------------------------- -----------------------
                     (PERIOD)                      (MAXIMUM TOTAL OUTSTANDINGS-
                                                           LOANS AND ADVANCES)
======================================================= =======================

1.Until  compliance  with  clause 16.27.1  investments       US $244,000,000
  required to be made by not later than July 31,  2002
  (US $44,000,000  of Schedule 4.6  Amounts in respect
  of  the  Third   Milestone)  and   compliance   with
  clause 16.27.2  investments  required  to be made by
  not later than September 30, 2002
------------------------------------------------------- -----------------------

2.After  compliance  with all investment  requirements       US $265,000,000
  referred   to   in   item 1   above,    but   before
  September 30, 2002
------------------------------------------------------- -----------------------

3.After  compliance  with all investment  requirements       US $333,000,000
  referred  to in  item 1  above,  during  the  period
  October 1, 2002-December 31, 2002
------------------------------------------------------- -----------------------

4. The Facility Agreement is hereby amended as expressly set out in this letter above. This letter shall be read together with the Facility Agreement as one agreement and save for the amendments expressly set out in this letter above, the terms and conditions of the Facility Agreement shall remain unchanged and in full force and effect.

5. Please confirm your agreement to the above by signing in the place indicated therefor below.


                                Yours sincerely,


                          ____________________________
                            TOWER SEMICONDUCTOR LTD.




We hereby confirm our agreement to the above.


for    BANK HAPOALIM B.M.               for    BANK LEUMI LE-ISRAEL B.M.

By:                                     By:
       __________________________              __________________________
Title:                                  Title:
       __________________________              __________________________


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